FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	April	…………………………………………………………,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2021	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2021 (the 121st Business Term)

April 26, 2021

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2021

(the 121st Business Term)

Canon Inc. (the “Company”) passed a Board of Directors’ resolution on April 26, 2021, regarding the projected dividend per share for the fiscal year ending December 31, 2021 (the 121st Business Term) as follows.

1.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

As for projections for the fiscal year ending December 31, 2021, even under the impact of COVID-19, sales of existing businesses, such as cameras and office printing, have stabilized. Additionally, the growth of new businesses, such as medical and network cameras, is becoming apparent. Based on the aforementioned, the Company raised its full-year projection, and expects profit to exceed the pre-COVID level of 2019. Attributable to the upward revision, a resolution regarding the projected dividend per share was passed, raising the Company’s interim and year-end dividend both by 5 yen for a total of 90 yen per share for the full year.

2.	Details of the Projected Dividend

Dividend per share (yen)
Record date	Interim	Year-end	Full Year
Previous projection	Not yet determined	Not yet determined	Not yet determined
Current projection	45.00 yen	45.00 yen	90.00 yen
Actual
Previous year’s dividend payout (Fiscal year ending December 31, 2020)	40.00 yen	40.00 yen	80.00 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.